September 25, 2024

VIA EDGAR

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”) Offering Statement on Form 1-A/A Filed August 9, 2024 File No. 024-12277
REQUEST FOR QUALIFCATION

Dear Ms. Gorman:

Tirios Propco Series LLC (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12277), last filed on August 9, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on September 27, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,

Tirios Propco Series LLC By: Tirios Corporation, its Manager

/s/ Sachin Latawa
Sachin Latawa, CEO